

June 16, 2014

Jordan Starkman
President and Secretary
Rimrock Gold Corp.
3651 Lindell Rd. Suite #D155
Las Vegas, NV 89103

    Re: Rimrock Gold Corp.
           Form 10-K for Fiscal Year Ended August 31, 2013
           Filed November 15, 2013
           Amendment No. 1 to Form 10-K for Fiscal Year Ended August 31, 2013
           Filed April 11, 2014
           File No. 333-149552

Dear Mr. Starkman:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ William H. Thompson

                    William H. Thompson
                    Accounting Branch Chief